

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 22, 2010

Ziv Shoshani
President and Chief Executive Officer designee
Vishay Precision Group, Inc.
3 Great Valley Parkway, Suite 150
Malvern, PA 19355

> **Re: Vishay Precision Group, Inc.**
> **Registration Statement on Form 10**
> **Filed March 26, 2010**
> **File No. 001-34679**

Dear Mr. Shoshani:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page to Vishay Intertechnology, Inc. Stockholder

1.   Revise the cover page to disclose that:

- holders of fractional shares will receive a cash payment in lieu of fractional shares; and

- holders who sell their shares in the "regular way" after the record date but prior to the distribution date will not receive shares of Vishay Precision Group.

Cover Letter to Vishay Precision Group, Inc. Stockholder

2.   Revise to disclose your net income (loss) in 2009.

Our Business, page 1

3.   Please revise the summary to describe with greater specificity the operations of Vishay Precision Group. We note that historic references are of less significance to investors than your more recent development. Additionally, please expand your description of the agreements regarding your relationship with Vishay Intertechnology following the spin-off.

4.   Please revise the registration statement to avoid unnecessary repetition. For instance, and without limitation, we note that your disclosure on pages 1-4 is repeated nearly verbatim on pages 78-81.

Summary, page 1

Competitive Strengths, page 2

5.   Please balance this section of your document by providing equally prominent disclosure of weaknesses and challenges that you face. In addition, rather than highlighting only your operating cash flows, you should provide disclosure of your net income (loss) for the past three years.

6.   Please tell us your basis for your statements in the first paragraph that you maintain a leading market share and that you are a worldwide leader. Additionally, please provide sources for any other unsubstantiated statements contained in the registration statement.

Summary of the Spin-Off, page 5

7.   We note the heading Indebtedness on page 7. Please quantify, to the extent possible, the amount of your anticipated liability under the exchangeable notes due 2012. Additionally, please balance your disclosure by also discussing the assets of the company.

Warrants to be Distributed, page 7

8.   Please revise to disclose the new exercise price of the warrants.

Who will pay the separation costs?, page 12

9.   We note your reference to post spin-off separation costs. Please clarify the expected nature of these costs. In addition, please disclose the amount, if known, of the expected costs.

Risk Factors, page 17

10.   Please note that your discussion should fully describe the risk identified in each risk factor heading. Revise accordingly.

We believe that the measures we take to protect our intellectual property…, page 19

11.   We note the final sentence of this risk factor. Expand the risk factor or add a new risk factor to identify, and discuss the risks presented to you by, countries that do not provide adequate intellectual property protection.

Our results are sensitive to raw…, page 21

12.   Please identify the materials that are only available from a limited number of sources. In addition, expand this risk factor to discuss the extent to which you have access to alternate vendors who may replace your sensor vendor, if necessary.

Reasons for the Spin-off, page 36

13.   If any of the positive factors described in the bullets were considered to be particularly significant to the board in deciding to conduct the spin-off, so state.

14.   Refer to the last sentence on page 36. Please disclose the basis for your expectation that the spin-off will support favorable market metrics and create value for stockholders.

15.   We note the negative factors considered by the board as discussed on page 37. Please tell us whether the board considered the risk that the combined trading price of Vishay Intertechnology and Vishay Precision after the spin-off may be lower than the price of Vishay Intertechnology's stock prior to the spin-off.

Manner of Effecting the Spin-off, page 38

16.   Please briefly discuss the process by which you will assume certain debt obligations in connection with the spin-off.

17.   Please disclose the treatment of your warrants.

Treatment of Fractional Shares, page 39

18.   We note your disclosure in the first paragraph that sales of fractional shares "will occur as soon after the date of the spin-off as practicable." Please clarify whether there is a time limit on selling these shares. Also, disclose whether you will pay interest from the distribution date on the cash obtained from selling the fractional shares.

Material U.S. Federal Income…, page 40

19.   Please disclose the type of stockholders that you refer to in the fourth paragraph on page 42.

Results of the Spin-off, page 42

20.   We note the use of the word "and" in the first bullet point on page 43. Please reconcile this with Rule 144.

21.   We note your disclosure in the first paragraph on page 118. Please revise the second-to-last paragraph on page 43 to disclose the interests of the directors and officers.

Conditions to the Spin-off, page 44

22.   Please disclose the permits, registrations, consents, government approvals, and other consents that are a condition to the spin-off and that you mention in the second and seventh bullet points in this section.

Capitalization, page 46

23.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

-Selected Historical Financial Data, page 47

24.   Please revise to remove the "unaudited" label beneath the December 31, 2006 and 2005 headings to avoid giving the impression that other selected financial data in the table is audited.

Unaudited Pro Forma Combined and Condensed Financial Statements, page 50

25.   We note that you are making pro forma adjustments to reflect the cash settlement
        of your net amounts payable to Vishay Intertechnology. Please explain in more
        detail how the settlement of your net amounts payable to Vishay Intertechnology
        is probable of occurring, directly attributable to the transaction, factually
        supportable, and for statements of operations adjustments, expected to have a
        continuing impact on the company. Discuss if the repayment of the net payables
        to Vishay Intertechnology are part of the separation agreement. Refer to the
        guidance in Rule 11-02(b)(6) of Regulation S-X.

26.   We note that your pro forma combined and consolidated financial statements do
        not give effect to the initial expenses directly attributable to the spin-off because
        of their non-recurring nature. With a view towards disclosure, please disclose the
        amount of non-recurring nature expenses directly attributable to the spin-off that
        were excluded from the pro forma financial statements.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements, page
53

27.   We note that you provide a brief explanation for each adjustment made related to
        this transaction. However, the notes do not clearly explain the assumptions
        involved and the limitations of the pro forma information as required by Article
        11-02(b)(6) of Regulation S-X. Please address the following:

        •   Reference is made to adjustment (a). Please revise to explain how you
            determined the incremental costs associated with operating as a stand-alone
            company.
        •   Reference is made to adjustment (b) and (c). Please revise to explain how you
            determined the amount of interest income and interest expense to record.
            Please provide the weighted average interest rates utilized and how it was
            determined.

28.   Further to the above, we note that in adjustment (b) you include a pro forma
        adjustment for commitment fees associated with a revolving credit facility that
        you plan on entering into upon the completion of the transaction. Please revise to
        explain why you are making this pro forma adjustment for this revolving credit
        facility and how this transaction is probable of occurring, directly attributable to
        the transaction, expected to have a continuing impact on the company, and
        factually supportable. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-
        X.

29.   Reference is made to adjustment (g). With a view toward disclosure, please disclose the gross amount of the Vishay Intertechnology cash contribution upon the closing of the transaction and clarify how you calculated the contribution.

30.   Reference is made to adjustment (h). We note that the allocation of the exchangeable notes was based upon Vishay Intertechnology management's estimates. Please revise your filing to provide management's significant assumptions and how the significant assumptions were determined.

31.   Reference is made to adjustment (i). We note from page 2 that your common stock and Class B common stock will have a par value of $.10. Please tell us whether you are going to separately break-out the par value and the additional paid in capital within your pro forma combined and consolidated balance sheet once the distribution ratio is determined.

Management's Discussion and Analysis…, page 55

Overview, page 55

32.   Please clarify the date(s) to which the term "pre-recession" refers.

2008 Activities, page 58

33.   Please disclose the name of your partner and your relationship to this entity.

Cost Management, page 58

34.   We note the first paragraph of this section. Please revise, where appropriate, to discuss your efforts to automate your plants and increase capacity. In addition, please reconcile the first paragraph on page 58 with the seventh paragraph on page 59 which appears to suggest that you have limited your capacity.

Israeli Government Incentives, page 59

35.   Please expand your discussion of the tax incentives and employment programs available to you in Israel.

Financial Condition, Liquidity, and Capital Resources, page 72

36.   We note on page F-73 that you present a non-GAAP measures entitled "net cash (debt)" or "free cash" on a pro forma basis. Please explain to us how you considered the guidance in Item 10(e)(1)(ii)(d) of Regulation S-K related to the presentation of these non-GAAP measures on a pro forma basis.

Description of our Business, page 78

Product Segments, page 83

37. We note your description of the products included in your two business segments. It is unclear, based on your disclosure on page 82, what segment your Modules and PhotoStress products fall under. Please clarify.

Qualifications and Specifications, page 83

38. Please identify the approved standards that you are referring to in the third paragraph of this section.

Manufacturing Operations, page 83

39. Regarding the disclosure in the last sentence of the second paragraph of this section, please quantify, if possible, to indicate what part of your manufacturing operations have received ISO 9001 approval.

Research and Development, page 85

40. You disclose in the first sentence of the last paragraph on page 85 that your research and development staff and sales force is linked. Do individuals perform both functions? Please clarify. In addition, please file copies of your sales and distributor agreements.

Environment, Health and Safety, page 86

41. We note your disclosure in the second paragraph. Please identify the sites subject to the remediation and disclose your obligations.

42. Refer to the second sentence on page 87. Please disclose, if true, that you are in compliance with applicable laws or clarify why you cannot state so unequivocally.

Employees, page 87

43. Please clarify whether the transfer of employees occurred before or after December 31, 2009. If after, please update the number of employees disclosed.

Management, page 89

44.   Given Mr. Shoshani's position as director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as director.

Stockholder recommendations…, page 95

45.   Please refer to the last bullet point on page 95. Disclose what other information your bylaws require.

46.   Regarding your disclosure in the last paragraph of this section, please clarify whether the proposals you refer to can include nomination of directors. In addition, disclose what additional requirements your bylaws impose and, in light of Rule 14a-8 under the Exchange Act, whether proposals can be excluded if they do not comply with the bylaw requirements.

47.   We note your reference to the "timing requirement" in the last sentence of this section. Please clarify whether a stockholder also needs to comply with the information requirement.

Executive Compensation, page 98

Compensation Discussion and Analysis, page 98

48.   Please tell us why you do not include a discussion of Mr. Kieffer's compensation.

Compensation Philosophy Generally, page 99

49.   Please disclose the level of adjusted net income necessary for your executives to earn their bonus.

50.   You disclose in the last paragraph on page 99 that your elements of compensation do not encourage risk taking. Please describe the process you undertook to reach that conclusion. Refer to Item 402(s) of Regulation S-K.

Compensation Components, page 100

51.   Please disclose the companies in the peer group that you refer to in the first paragraph of this section. In addition, clarify how you use peer group information. For example, do you benchmark any element or total compensation to the peer group? If so, where did compensation fall in relation to the benchmark?

Ziv Shoshani, page 101

52.   Please clarify how you weigh the factors for determining base salary that you
       disclose in the third paragraph on page 101.

53.   Please disclose why Mr. Shoshani's base salary was unchanged for 2009. Also,
       disclose whether his salary increased in 2008 and the amount of the increase.

54.   You disclose in the penultimate paragraph on page 101 that performance goals are
       established at the beginning of each calendar year. Please disclose these goals
       and for each goal indicate whether it was met. Also disclose his "performance
       score."

55.   While we note that Mr. Shoshani agreed to forego any performance bonus, please
       clarify whether, based on his performance, he was eligible for a performance
       bonus.

56.   Refer to the last paragraph on page 103. Please clarify how Mr. Shoshani's
       performance bonus is treated through the distribution date.

William M. Clancy, page 104

57.   Please disclose how Mr. Clancy's compensation was determined after he began
       functioning as your principal financial officer on November 1, 2009.

Historical Compensation Tables, page 105

58.   Please tell us your basis for including only one or two named executive officers in
       your tables. Refer to Regulation S-K Item 402(a)(3).

59.   In your compensation table on page 105, please include information for the last
       three completed fiscal years.

Grants of Plan Based Awards, page 107

60.   Please disclose the threshold, target, and maximum awards that can be earned as a
       performance bonus.

61.   Please tell us where in your discussion of Mr. Shoshani's compensation you
       disclosed the grant of restricted stock units. We note that on the last paragraph of
       page 101 you disclose that there was no equity-based incentive compensation for
       2009.

Employments Terms, page 113

62.   Regarding the employment terms that have been agreed to among your executive officers, Vishay Intertechnology and you, please disclose how you determined:

- the amount of base salary;
- the target bonus amount, how difficult it is to achieve the target amount, and why the amounts vary for each executive offer;
- the amount of equity compensation and why the amounts vary for each executive officer; and
- the compensation mix.

Security Ownership of Certain Beneficial Owners, page 118

63.   Please note that we may have further comments after you complete the columns in your table.

64.   Refer to the table on page 119. Please tell us your basis for not including the put options described on page 147.

65.   With regard to the shares held by the entities in your table, please identify the natural persons who directly or indirectly have or share voting or investment power.

Certain Relationships…, page 121

66.   Expand the disclosure to briefly identify terms that may be considered unfavorable to the registrant as a result of the related-party nature of this transaction.

67.   Regarding the disclosure in the fourth paragraph on page 122, please identify any material security interests in your assets. Also, disclose what alternatives are available if Vishay Intertechnology is unable to obtain a release.

Description of Our Capital Stock, page 140

68.   Refer to the second sentence in this section. It is inappropriate to suggest that you have not disclosed all material information. Please revise.

Common Stock…, page 140

69.   Your statement in the last paragraph on page 140 appears to be a legal conclusion that you are not qualified to provide. Please advise or revise.

Index to Combined and Consolidated Financial Statements, page F-1

General

70.   Please update the financial statements and related disclosures in your filing as
        required by Rule 3-12 of Regulation S-X.

Notes to Combined and Consolidated Financial Statements, page F-8

-Note 1. Basis of Presentation, page F-8

-Basis of Presentation, page F-8

71.   We note your disclosures here, on pages F-16 through F-18, on pages F-28
        through F-31, and on pages F-33 through F-39 related to your allocations and
        estimates of certain costs and expenses. Please revise your notes to disclose
        management's estimate of what the expenses, other than income taxes and
        interest, would have been on a stand-alone basis, that is, the cost that would have
        been incurred if the subsidiary had operated as an unaffiliated entity.
        Alternatively, please explain why you have not provided this information. Refer
        to the guidance in Question 2 of SAB Topic 1.B.1.

Note 2. Summary of Significant Accounting Policies, page F-9

72.   We note on page 18 of this exhibit that you provide a limited warranty to your
        customers. Please tell us and revise your note to provide the nature of the
        warranty that you provide to your customers and to provide the disclosures
        outlined in 460-10-50-8 of the FASB Accounting Standards Codification, to the
        extent material.

-Revenue Recognition, page F-9

73.   We note from page 3 and throughout this exhibit that you sell your products
        through distributors. Please tell us and revise your note to explain the nature and
        significant terms of these arrangements with distributors, including any post
        shipment obligations and acceptance provisions that may exist and how you
        account for such obligations. Within your discussion, please explain if you grant
        price concessions to your distributions and if so, tell us how you account for price
        concessions.

Note 3. Related Party Transactions, page F-16

74.   We note on page F-17 of this exhibit that you recorded $2.5 million, $1.9 million,
        and $1.5 million of administrative expenses for fiscal 2009, 2008, and 2007,

respectively, associated with transactions that were provided to you by Vishay Intertechnology's operations outside the defined scope of your business. Please tell us and revise your note to clearly explain if these services and charges were based upon administrative service agreements and how you determined the amount of charges to record within your combined and consolidated financial statements. Within your response, please explain what you meant by "outside the defined scope of the business." Otherwise, please provide the disclosures outlined in Question 2 of SAB Topic 1.B.1 related to these administrative services.

Note 8. Indebtedness, page F-31

75.   We note on page 7 and throughout the filing that you are going to assume a portion of Vishay Intertechnology's exchangeable notes due in 2012. Please tell us and revise your note to clearly explain if your assets secure these exchangeable notes and how you considered the guidance in SAB Topic 5J to reflect these notes within your historical financial statements. We may have further comment upon your response.

Note 12 – Commitments, Contingencies, and Concentrations, page F-42

76.   We note from page 18 and throughout the exhibit that you have indemnification obligations for your customers. Please revise to clarify the nature of these obligations and if you have accrued any amounts relating to these indemnification obligations. Discuss how you have considered the guidance in Topic 460-10 of the FASB Accounting Standards Codification in your accounting for the indemnification obligations.

Signatures

77.   We note that your Form 10 is signed by a designee. Please tell us why it has not been signed by an actual officer rather than a designee and the basis for your belief that the Form 10 has been validly executed.

Exhibits

78.   Please file complete copies of your exhibits. We note, for example, the references to:
        • Annex A, schedules, and exhibits in exhibit 10.1;
        • Schedules in exhibit 10.4;
        • A schedule in exhibit 10.5;
        • Exhibit A in exhibits 10.6 and 10.7; and
        • Schedule A in exhibit 10.8.

79.   Please file copies of all your material agreements, including the reverse transition agreement you mention in the first paragraph on page 135.

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel

cc: Roland Desilets
        Vishay Precision Group, Inc.